Exhibit 99.1

Focus Media announces Shareholder Resolutions Adopted at 2009 Annual General Meeting

SHANGHAI, China, December 24, 2009 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group, today announced shareholder resolutions adopted at its annual general meeting of shareholders held in Shanghai on Dec. 21, 2009.

Focus Media shareholders adopted the following resolutions proposed by the Company:

1.	Approval of the re-election of Daqing Qi and Charles Chao as directors to serve on the board of the directors for a further three-year term or until such director’s successor is elected and duly qualified; and

2.	Approval of the election of Alex Deyi Yang as a director to serve on the board of directors for a three-year term or until such director’s successor is elected and duly qualified; and

3.	Approval of the 2010 Employee Share Option Plan and the authorization of officers to allot, issue or deliver shares pursuant to the 2010 Employee Share Option Plan; and

4.	Ratification of the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company for the fiscal year ending December 31, 2009.

For more detailed information regarding these resolutions, please review the 2009 Annual General Meeting Notice posted at http://ir.focusmedia.cn .

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard and Internet advertising platforms. As of September 30, 2009, Focus Media’s digital out-of-home advertising network had approximately 125,000 LCD display in its LCD display network and approximately 262,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 130 outdoor LED billboard displays in Shanghai and Beijing. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn